Board of Management

Vedior

RECEIVED

2006 JUL 26 P 3: 09

AIR MAIL

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 5 July 2006
Re: *Reconciliation IFRS to US GAAP – Financial Statements of Vedior NV for the year ending 31 December 2005.*

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654


06015559

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior
where people matter

RECONCILIATION
IFRS to US GAAP

of

FINANCIAL STATEMENTS
VEDIOR N.V.

YEAR ENDING
DECEMBER 31, 2005

RECONCILIATION TO US GAAP

Differences between IFRS and US GAAP and other required disclosures

The financial statements 2005 of Vedior N.V. ("Vedior") are prepared in accordance with International Financial Reporting Standards ("IFRS"). Vedior's accounting principles are described in detail in the 2005 annual report, which can be viewed online at http://www.vedior-brand-leaders.com/.

The 2005 financial statements of Vedior are the first financial statements prepared in accordance with IFRS. The effective date of transition to IFRS is 1 January 2004. Until 2004, generally accepted accounting principles in the Netherlands ("Dutch GAAP") were the basis for preparing the financial statements. In preparing its opening IFRS balance sheet, Vedior has adjusted amounts reported previously in financial statements prepared in accordance with Dutch GAAP. An explanation of how the transition from Dutch GAAP to IFRS has affected Vedior's financial position, financial performance and cash flows is set out in the in the 2005 financial statements.

IFRS differs in some respects from generally accepted accounting principles in the United States ("US GAAP"). These differences are discussed in the following paragraphs.

Reconciliation of Net Income (loss) and Shareholders' Equity from IFRS to US GAAP

The following table ("Reconciliation Table") sets forth the most significant adjustments to consolidated net income (loss) and shareholders' equity that would have been required had US GAAP been applied instead of IFRS:

	item	Net income For the Year Ended December 31, 2005	Shareholders' equity As of December 31, 2005
Amounts under IFRS		154	1,003
Increase (decrease) due to:			
Goodwill	(a)	-	454
Pensions	(b)	(2)	26
Compensation arrangements	(c)	(4)	(5)
Joint ventures	(d)	-	-
Tax effect on the above adjustments and deferred taxation under SFAS No. 109	(e)	1	(9)
Amounts under US GAAP		149	1,469
Profit from continuing operations		149	
Net income under US GAAP		149	

Statement of changes in Shareholders' equity as prepared under US GAAP is as follows:

	2005
US GAAP Shareholders' equity at January 1	1,252
Net income for the year	149
Currency translation adjustments	122
Redemption of preference shares A	(51)
Issuance of ordinary stock	7
Recognition of share based payments	6
Cash distributions/dividends on shares outstanding	(16)
US GAAP Shareholders' equity at December 31	1,469

The differences included in the Reconciliation Table above are explained in the following "Summary of differences in accounting principles between IFRS and US GAAP".

Summary of differences in accounting principles between IFRS and US GAAP

(a) Goodwill

Vedior N.V. was incorporated on May 20, 1997 as a holding Company in Amsterdam, the Netherlands. Its ordinary shares are listed on the official market of Euronext Amsterdam since the date of the initial public offering, June 5, 1997. With the proceeds of the initial public offering, the Company acquired an interest in Vedior Holding B.V. of approximately 20%. The ownership interest in Vedior Holding B.V. has been increased to 100% with an effective date February 1, 1998 by means of a spin-off from Vendex International N.V ("Vendex"), a Dutch retail and services conglomerate, through the issuance of new shares (pro rata) of Vedior to the shareholders of Vendex International N.V. At the time of its acquisition by Vedior N.V., the businesses of Vedior Holding B.V. comprised the former staffing and cleaning activities of Vendex International N.V. Under US GAAP, this acquisition carried out as reorganization under common control of Vendex and was accordingly accounted for at historical costs in a manner similar to a pooling of interests. Under Dutch GAAP, the acquisition of the 20% interest in Vedior Holding B.V. was accounted for at fair value and the recognized goodwill immediately deducted from shareholders' equity. The subsequent acquisition of 80% was accounted for at carry over basis and no goodwill was recognized.

Until December 31, 1998, the difference between the purchase price and the fair value of acquired net assets (goodwill) was deducted directly from shareholders' equity under Dutch GAAP. From January 1, 1999, Vedior has capitalized goodwill and amortized goodwill on a straight-line basis over its economic life, which is estimated by management at 7 years. As from 2004, goodwill is capitalized and no longer amortized but tested for impairment annually. Under US GAAP, for all periods presented, goodwill should be amortized through the statement of operations over its useful life, which is estimated by management at 7 years. The US GAAP adjustment in connection with goodwill previously charged to equity (until 1998) amounts to €105 million. In accordance with SFAS No. 142, the Company does no longer amortize goodwill on business combinations consummated after June 30, 2001.

Under Dutch GAAP, the amounts of goodwill in respect of foreign subsidiaries are determined using the exchange rates in effect at the time of the transaction. No changes are recorded subsequent to the determined value due to changes in exchange rates and the company records both the goodwill and the intangibles using historical exchange rates. As from 2004, goodwill is valued at current exchange rates under IFRS. Under US GAAP, the goodwill and intangibles are considered as part of the net investment, which should be translated using the exchange rates prevailing at year-end.

The reconciliation of goodwill from IFRS to US GAAP is as follows:

	Goodwill
	2005
Carrying amount under IFRS	889
Capitalization from before 1999	105
Difference in amortization charges – cumulative	531
Impairment 2003	(133)
Currency translation adjustments	(50)
Carrying amount under US GAAP	1,342

The table below shows the US GAAP historical cost, carrying amount and accumulated amortization of the intangible assets at December 31, 2005.

	December 31, 2005
Goodwill	2,229
Impairment 2003	(133)
Accumulated amortization	(754)
	1,342

(b) Pensions

US GAAP accounting for pensions differs from that required by IFRS, although the basic principle of providing for expected pension expenses of defined benefit pension plans through recording a pension charge based on periodic actuarial valuations of the pension plans does not differ. Under US GAAP the provision for defined benefit pension plans are based on actuarial computations according to the "*Projected Unit Credit Method*" specified by SFAS No. 87, "*Accounting for Pensions and Other Postretirement Benefits*". In accordance with the Unit Credit Method, expected future increases in current pension obligations are included in the calculation.

If US GAAP financial statements were presented, the following balance sheet captions of the financial statements would have been affected:

	2005		
	IFRS	Adjust ment	US GAAP
Balance sheet			
Prepaid pension costs	-	14	14
Retirement benefit obligations	(12)	12	-
	(12)	26	14

The required disclosures under US GAAP are presented below.

	December 31, 2005
Change in Projected Benefit Obligation:	
Projected benefit obligations at beginning of year	72
Service cost	3
Interest cost	3
Actuarial gains	8
Projected benefit obligations at end of year	86
Change in plan assets	
Fair value of plan assets at beginning of the year	61
Actual return on plan assets	3
Employer contributions	8
Other	2
Fair value of plan assets at end of year	74
Funded status	**(12)**

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheet is as follows:

	December 31, 2005
Funded Status *	(12)
Unrecognized actuarial net loss	26
Net amount recognized	14
Amounts Recognized in the Consolidated Balance Sheet Consist of:	
Prepaid pension cost	14
Accrued pension liability	-
Net amount recognized	14

* Difference between the projected benefit obligation and the fair value of the plan assets.

The weighted-average assumptions used in the measurement of the retirement benefit obligation are as follows:

	2005
Weighted-average assumptions:	
Discount rate	4.0%
Expected return on plan assets	4.5%
Rate of compensation increase	2.0%

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience.

The components of net periodic pension cost were as follows:

	December 31, 2005
Service cost	3
Interest cost	3
Expected return on plan assets	(3)
Net amortization	2
Net periodic pension cost	5

The net amortization contains the amortization of unrecognized actuarial gains, prior service costs and net obligations at the date of the initial application of SFAS No. 87.

The unrecognized transitional asset is being amortized over the estimated remaining service lives of the employees.

If, as of the beginning of the year, the unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan asset ("corridor"), that excess will be amortized into earnings by dividing that excess by the average remaining service period of active employees expected to receive benefits under the plan.

At December 31, 2005, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities or investment funds that invest in these kinds of securities.

The Company has defined contribution plans covering substantially all permanent employees other than those in the Netherlands. Under the plans, the employees may elect to contribute a portion of their salary to the plans. The Company's contributions under these plans amount to €5 million for 2005.

(c) Compensation arrangements

In connection with various acquisitions, Vedior has encouraged management of the acquired companies to retain minority equity interests. Vedior has entered into put and call options with the holders of these minority interests, with the amounts payable determined by future performance. The amounts payable in respect of the minority interests are typically determined based on a formula related to the earnings (as defined) of the acquired company and are subject to a maximum amount. The principal condition typically imposed on management of the acquired company is that no payment will be made unless they remain employed by the acquired company for a specific minimum service period, which is typically between three and five years from the date of acquisition. After such a minimum service period, the put options become exercisable and management of the acquired company has a vested right to a payment under the formula upon exercising the put option, subject typically to certain limitations on, for example, the number of shares in respect of which such put options may annually be exercised and the price payable therefor, and a prohibition on its exercise if the holder is in default.

The consideration upon the exercise of a put option is paid in cash. The call options are exercisable by us in limited circumstances, such as where an acquired company has had two years losses, or the shareholder has ceased employment or is in default.

According to EITF Issue 95-08 *"Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination"*, this arrangement should be accounted for as a compensation arrangement. The Company accrues over the minimum service period for the amount expected to be payable under the formula at the end of the minimum service period and thereafter adjusts the amount recorded as a liability based on changes in the amount due under the formula. The compensation expenses under US GAAP would amount to €6 million for 2005. In addition, the minority interest expense as recorded in the statement of operations would be reduced with €2 million for the year (net of tax).

Under IFRS the remaining interest held by the vendors is recorded as minority interest in the balance sheet and income statement. Amounts payable based on the arrangements at the moment the vendor decides to sell its remaining legal minority interest, or the Company elects to purchase this remaining interest, are recorded in accordance with the method of purchase accounting. Therefore, these amounts are not considered compensation. The excess of the price consideration above the fair value of the acquired assets (being the minority interest stake) is recorded as goodwill at the date of acquisition of the minority interest.

If the Company had reported under US GAAP, the following balance sheet captions would have been affected regarding the accounting of these compensation arrangements:

	2005		
	IFRS	Adjust ment	US GAAP
Balance sheet			
Deferred compensation	-	11	11
Long term liabilities	(13)	(27)	(40)
Deferred taxes	(13)	(1)	(14)
Minority interests	(23)	12	(11)

(d) Joint ventures

Under IFRS the Company proportionally consolidates its 50% interest in operating companies in which the Company and the other shareholders have no controlling interest. Under US GAAP these joint ventures are recorded as equity investees. There are no material differences in accounting between IFRS and US GAAP in connection with these joint ventures that would affect net income (loss) or shareholders' equity.

The table below provides information on the only proportionally consolidated interest under IFRS.

Name	Country	%
Mailprofs	the Netherlands	50

The following table summarizes the assets and liabilities, as well as the statements of operations regarding this joint venture.

	2005
Current assets	4
Non-current assets	-
	4
Current liabilities	(1)
Non-current liabilities	-
Net asset value	3

	2005
Sales	13
Cost of Sales	(10)
Operating cost	(2)
Net income	1
Cash flows from operating activities	1
Cash flows from financing activities	-
Cash flows from investing activities	-

(e) Taxation

Under US GAAP, a deferred tax liability or asset is recorded in accordance with the requirements of SFAS No. 109 for differences between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination.

The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. Under the liability method, deferred taxes are determined based on the valuation differences between the financial statements basis and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision is made for non-refundable withholding taxes in the event of a distribution of retained profits by foreign investments, to the extent such distributions are expected to occur.

The following is a reconciliation of the income tax expense from IFRS to US GAAP:

	2005
Income tax expense under IFRS	64
Tax effect of US GAAP adjustments and deferred taxation under SFAS 109	(1)
Income tax expense under US GAAP	63

Deferred tax assets and liabilities as of December 31, 2004 were as follows:

	2005	
Balance under IFRS	**Assets**	**Liabilities**
Current	24	(33)
Non current	61	(13)
	85	(46)
Adjustments under US GAAP		
Compensation arrangements	-	(1)
Pensions	-	(8)
	-	(9)
Net deferred taxes under US GAAP	85	(55)

The provision for income taxes under US GAAP consists of the following:

	2005
Current taxes	
the Netherlands	(5)
Foreign	72
	67
Deferred taxes	
the Netherlands	(1)
Foreign	(3)
	(4)
Taxation	63

The Company's operations are subject to income taxes in various foreign jurisdictions with a weighted average statutory income tax rate of 30%. The statutory income tax rate in the Netherlands is 31%.

The reconciliation between the effective tax rate and the Netherlands' statutory income taxes under US GAAP amounts is as follows:

	2005
Expected provision (benefit) for income taxes	64
Tax effect of:	
Benefit from tax facilities	(3)
Non-tax deductible expenses	5
Tax loss carry forwards not recognized	-
Over provided in previous years	(1)
Different tax rates in foreign jurisdictions	(2)
Other	-
Effective income tax	63

(f) Other Required Disclosures under US GAAP

Other comprehensive income

SFAS No. 130 *"Reporting Comprehensive Income"* establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Company, comprehensive income consists of net earnings and changes in the cumulative foreign currency translation adjustments. The Company reports comprehensive income in the consolidated statements of changes in shareholders' equity. Under IFRS, comprehensive income components, are recorded as separate items in shareholders' equity, since the comprehensive income caption does not exist.

The changes in the components of other comprehensive income under US GAAP are as follows:

	2005
Currency translation adjustments (CTA):	
CTA on foreign investments	28
CTA on permanent loans	43
CTA on borrowings treated as hedges of net investments	51
Other comprehensive income	122
Net income (profit) according to US GAAP	149
Comprehensive income (profit)	271

Earnings per Share

In accordance with SFAS No. 128, "*Earnings per Share*", basic earnings per share are calculated using income available to ordinary shareholders divided by the weighted average of ordinary shares outstanding during the year. In arriving at income available to ordinary stockholders, preferred stock dividends of €2 million were deducted in 2005. Diluted earnings per share are similar to basic earnings per share except that the weighted average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if all dilutive potential ordinary shares, such as options, had been issued. The aggregate number of potential ordinary share equivalents related to employee stock options, that have been included from the diluted earnings per share calculations were 2,380,831 for the year 2005.

	2005	2005
	Basic	Diluted
Basic and diluted income per ordinary share:		
Income from continuing operations		
Basic and diluted income per ordinary share:	0.88	0.86
Weighted average number of ordinary shares outstanding:	167,892,622	170,273,453

Foreign currencies

The foreign currency exchange gain (loss) recognized in the statements of operations for the year 2005 was NIL. However, currency differences on intercompany loans, which have the nature of a permanent investment, are accounted for as translation differences directly within shareholders' equity.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs were €26 million for the year ended 2005.

Off-balance sheet commitments

Vedior leases facilities under operating leases, certain of which require payment of property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at Vedior's option and usually include escalation clauses linked to inflation. Future minimum annual lease payments at December 31, 2005 are as follows:

Fiscal Year	2005
2006	81
2007	62
2008	50
2009	33
2010	21
Thereafter	37
	284

Total rental expense under operating leases amounted to €71 million for the year ended 2005.

In November 2004, the French competition authorities started investigations relating to alleged infringements of European and French competition law by Groupe Vedior France and certain competitors. The investigations are still ongoing and to date, no conclusions have been reached by the competition authorities on the outcome of their review. No reliable estimate of the financial impact, if any, can be made.

One preference shareholder has recently started litigation against Vedior opposing the decision to redeem the preference shares and claiming a reversal of the redemption on the grounds that the legal process was invalid. Vedior disputes this claim and is confident that the litigation will be decided in its favor. No reliable estimate of the financial impact, if any, can be made.